Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

MAGYAR BANCORP, INC.

(Pursuant to 8 Del. C. Section 242)

Magyar Bancorp, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: That at a meeting of the Board of Directors of the Corporation, a resolution was duly adopted setting forth the proposed amendments of the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and calling a meeting of stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that, subject to stockholder approval, the Certificate of Incorporation of the Corporation shall be amended by revising Article FOURTH, Section A thereof, so that, as amended, said Article FOURTH, Section A shall be and read as follows:

A.	The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fourteen Million Five Hundred Thousand (14,500,000) consisting of:

1.	Fourteen million (14,000,000) of Common Stock, par value one cent ($0.01) per share (the “Common Stock”); and

2.	Five Hundred Thousand (500,000) shares of Preferred Stock, par value one cent ($0.01) per share (the “Preferred Stock”).

RESOLVED, that the Certificate of Incorporation of the Corporation to be amended by removing Articles ELEVENTH and TWELTH in their entirety, and replaced with:

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article ELEVENTH.

RESOLVED, that the Certificate of Incorporation of the Corporation to be amended by renaming Articles THIRTEENTH and FOURTEETH as Articles TWELTH and THIRTEENTH with all references thereto updated accordingly.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Magyar Bancorp, Inc. has caused this certificate to be signed and attested to by its duly authorized officers this 8th day of July, 2021.

By:	/s/ John S. Fitzgerald
John S. Fitzgerald
President and Chief Executive Officer

Attest:

/s/ John Reissner
John Reissner
Corporate Secretary